UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Myogen, Inc.

File No. 0-50438 - CF#33849

            _____

       Gilead Sciences, Inc. (successor to Myogen, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Myogen, Inc. excluded from the Exhibits to a Form 10-Q filed on May 9, 2006.

       Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.37   through May 9, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary